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                                                                     EXHIBIT 135

                                    RobSearch

11 August, 2003

The Directors
InterOil Corporation
C/0 InterOil Australia Pty Ltd
33 York Street
SYDNEY NSW 2000

                                                                    RA Ref: 4211

Dear Sirs,

         RE: Revised Pre-drill Resource Estimates for the Moose Prospect

In an email dated 6 August 2003, Mr Andrew Carroll instructed RobSearch to review and comment on the pre-drill estimates of volumes of oil which might be recoverable from the Moose Prospect, which is currently being drilled by the Moose-1/1A well.

In a release dated 9 December 2002, as revised 7 May 2003, the Company estimated potential recoverable resources at 143 million barrels (mmstb) for the Eocene limestone horizons and 193 mmstb for the Late Cretaceous sandstones which are the primary objective of the Moose well. These estimates were prepared by InterOil technical personnel and the basic geological and engineering parameters used in the calculations are outlined and discussed in this release.

Moose-1 was spudded on 27 March 2003 and is currently drilling in a sidetracked hole below 900m. As announced on 28 July, oil shows were encountered over a gross interval of 135m while coring a section of limestones, believed to be of Miocene and Eocene age.

InterOil has now revised its pre-drill estimates on the basis of the new information from the well, and now estimates volumes of oil in place to be in the range 150 to 770 mmstb, with a best estimate of 350 mmstb. Of this the range of recoverable oil is from 50 to 290 mmstb, with a best estimate of 118 mmstb.

RobSearch has reviewed the well results and other technical data with the company's technical personnel and has satisfied itself that these estimates have been prepared in a competent and professional manner. We also consider that these estimates are reasonable and consistent with the limited available data.

                         RobSearch Australia Pty Limited
   (formerly Robertson Australia Pty Limited & Robertson Research (Australia)
                                  Pty Limited)
                               ABN: 29 000 762 078

                             INDEPENDENT CONSULTANTS
NATURAL RESOURCES - SAFETY & ENVIRONMENTAL ENGINEERING - PROJECT IMPLEMENTATION

         11th Floor, 80 Arthur Street, North Sydney, NSW 2060, Australia
                    Phone: (02) 9957 3199 Fax: (02) 9954 4011
           WebSite: www.robsearch.com.au E.Mail: info@robsearch.com.au

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It must be stressed, however, that any resource estimates at this stage of the operations are conjectural, and will be subject to major revision as further data becomes available. Whether or not a potentially commercial accumulation is present within the structure will depend on successful testing and possibly further appraisal drilling.

Yours faithfully,

RobSearch Australia Pty Limited

/s/ John M. Blumer [MEMBER MINERAL INDUSTRY CONSULTANTS ASSOCIATION STAMP]

John M. Blumer
Managing Director

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                                    RobSearch

28 May, 2003

The Directors
InterOil Corporation
C/0 InterOil Australia Pty Ltd
33 York Street
SYDNEY NSW 2000

                                                                    RA Ref: 4204

Dear Sirs,

RE: DRILLING PROPOSALS FOR PPLS 236, 237 & 238,  PAPUA NEW GUINEA

                                TABLE OF CONTENTS

1   Purpose of Report                                                           2
2   Sources of Information                                                      2
3   PPLs 236, 237 & 238,  Papua New Guinea                                      2
4   Petroleum Potential and Previous Exploration                                2
    4.1 General                                                                 2
    4.2 Previous Drilling by InterOil                                           3
    4.3 Proposed Drilling                                                       4
5   Opinion                                                                     5
6   Declarations                                                                6
6.1 Qualifications                                                              6
6.2 Independence                                                                6
6.3 Purpose of The Report                                                       7
6.4 Conformity                                                                  7

Figure 1    Location Map
Figure 2    Well Prognosis

                         RobSearch Australia Pty Limited
   (formerly Robertson Australia Pty Limited & Robertson Research (Australia)
                                  Pty Limited)
                                ACN: 000 762 078

                             INDEPENDENT CONSULTANTS
NATURAL RESOURCES - SAFETY & ENVIRONMENTAL ENGINEERING - PROJECT IMPLEMENTATION

         11th Floor, 80 Arthur Street, North Sydney, NSW 2060, Australia
                    Phone: (02) 9957 3199 Fax: (02) 9954 4011
           Website: www.robsearch.com.au E.Mail: info@robsearch.com.au

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RobSearch

1        PURPOSE OF REPORT

The report is commissioned for the purpose of providing additional information to the InterOil Corporation ("InterOil") Annual Information Form (the "AIF") dated 20 May 2003. The AIF is being filed as a "current AIF" under Multilateral Instrument 45-102 ("MI 45-102") for the purposes of InterOil becoming a "qualifying issuer" under MI 45-102. As such, a technical report prepared in accordance with National Policy 2B of the Canadian Securities Administrators is required to be filed with the AIF as if the AIF were a prospectus. The author has been advised that any share issue will be in a form that does not require a prospectus, and the net proceeds of an Issue are intended to be used to fund exploration drilling of a well on the Moose prospect in Papua New Guinea and for general corporate purposes, that may or may not include subsequent drilling. As a result of this advice, the author has not reviewed a prospectus.

This report has been prepared to report on the exploration drilling that is to be undertaken in respect of InterOil's Moose prospect within the PPL 238 property in Papua New Guinea.

2        SOURCES OF INFORMATION

In preparing this Report, RobSearch has relied primarily on information supplied to it by InterOil, supplemented by data from RobSearch's files acquired during its previous investigations. This information included:

         -        confidential data made available by InterOil,

         -        non-confidential data in the files of RobSearch, and

         -        other publicly available data.

Although InterOil has undertaken in writing to make available to RobSearch all relevant data in its possession, RobSearch is not in a position to guarantee the accuracy or completeness of the data available to it in the preparation of this report.

3        PPLs 236, 237 & 238, PAPUA NEW GUINEA

InterOil holds a 100% Working Interest and is Operator for PPLs 236, 237 & 238 in Papua New Guinea. RobSearch has reviewed title documents and correspondence relating to the Licences which indicate that they are in good standing.

4        PETROLEUM POTENTIAL AND PREVIOUS EXPLORATION

4.1 GENERAL

The Moose Prospect is located in PPL 238 in the foreland part of the Papuan Basin in Papua New Guinea (Figure 1). The permit extends north-west from Berina and encompasses a large portion

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of the lower reaches of the Purari River. PPLs 236, 237 & 238 cover a total area of 32,593 square kilometres of terrain from lowland forest to mountain rainforest.

As can be seen from Figure 1, numerous exploration wells have been drilled within and in the vicinity of the licences over the past fifty years. Several of these wells have discovered shows of oil or gas, but no economic accumulations have been found

Gas discoveries have been made in and around the licence at Tovala, Kuru, Barikewa, Uramu and Bwata. The Gobe oilfields are approximately 160 kilometres to the northwest of the licence, and the Puri-1 well, which flowed 1,610 BOPD, is located within the licence. There; are numerous oil and gas seeps in the area, and large surface structures suggest the potential for large oil fields.

In the northern part of the licence, in the eastern extension of the Papuan Fold Belt, it is questionable whether any of the previous wells drilled valid structures at the target depth. Most wells here have been drilled on surface anticlines, which tend to be highly asymmetrical at depth. The large increase in subsurface data resulting from the discovery and development of the Kutubu oilfields has, however, enabled geologists to predict the subsurface geometry of these structures with a much greater degree of accuracy than previously possible.

The south east of the licence lies within the Aure Trough, where a thick sequence of Pliocene flysch thickens rapidly to the south east and no viable reservoirs have been found in wells drilled to date.

4.2 PREVIOUS DRILLING BY INTEROIL

Extensive field mapping and geological studies by previous licence holders and by InterOil in the vicinity of the Aure Scarp in the northeast of the licence indicated that potential reservoir sandstones are developed in this region at the top of the Mesozoic sequence, below the Tertiary carbonates.

In 2001 the Company drilled two shallow stratigraphic wells in this area, Subu-1 and Subu-2 to obtain further information on the source and reservoir potential of this section.

These wells cored over 1,600 ft (492 m) of total section of which 1,230 ft (375 m) was comprised of reservoir quality sandstone in two units, the upper Pale Sandstone and the lower Subu Sandstone. The estimated true stratigraphic thickness of these sandstones is 877 ft (266 m). Analysis of these cores has indicated that the reservoir quality of the sandstones ranges from moderate to good and they appear generally comparable in quality to the producing horizons in the oil fields to the west.

Hydrocarbons in the form of oil inclusions and residual bitumen were encountered throughout these sandstones. Studies by the Australian Government Commonwealth Science and Industry Research Organisation (CSIRO) indicate that this oil is primarily sourced

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from the Jurassic (as is the Kutubu oil), but that some may have been derived from younger Cretaceous to Tertiary sediments. The oil appears to be similar to the high gravity (40-45 deg. API) and low sulphur oil produced from the Kutubu project and most fields in Australasia.

On the basis of these well results and other geological from this region, CSIRO have further concluded, inter alia, that all of the key elements of a petroleum system are present in this area, including source, reservoir seal, structure and evidence of hydrocarbon migration.

In addition to the Moose prospect, InterOil has identified a substantial number of additional leads and prospects within the licence which will be the subject of further investigation. These include Pale and Subu Sandstone prospects, both at shallow depths near the outcrop and down-dip at greater depths. Additional plays include potential Miocene and Eocene carbonate reservoirs and shallow Pliocene sands in the south of the Licence.

RobSearch is satisfied that the work carried out to date within PPL 238 has been well designed and that the results justify further exploration of the licence.

4.3 PROPOSED DRILLING

Moose-1 is sited on the Eri Anticline in the northern portion of PPL 238. The drilling location lies approximately 30km northeast from Puri-1. The Eri Anticline has been mapped on surface data which indicates four-way dip closure is present over a substantial area and that the structure has the potential to host commercial quantities of hydrocarbons.

A staging area will be established beside the Purari River near Wabo, approximately 3km south of the drill site. The drilling rig and equipment has been transported from Port Moresby to the staging area by coastal barge, and then mobilised by helicopter to the drill site.

The objective of the well is to test the prospectivity of the Eri Anticline by penetrating the Eocene and Mesozoic to determine:

         -        The presence of hydrocarbons

         -        The presence of Campanian and Turonian sandstones

         -        The reservoir potential of the Eocene limestone

The Campanian and Turonian sandstones outcrop at the Aure Scarp and have been penetrated in two stratigraphic core holes (Subu-1 and Subu-2) that were drilled by InterOil in August 2001. Solid bitumen associated with framboidal pyrite was present in the sandstone in both Subu-1 and Subu-2, and is interpreted to be recently weathered, migrated oil (Barclay and Pickle, 2001). These results demonstrate the presence of the key elements and processes of a petroleum system in the Eastern Papuan Basin, and form the basis for this drilling program.

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The well design is based on current geological interpretations of field surveys, and offset data from the Puri-1 well.

The geological prognosis for the well is:

    FORMATION                                 DEPTH (mGL)        THICKNESS (m)
   Late Miocene                                Surface                 200
Early-Middle Miocene                               200               1,070
      Eocene                                     1,270                 200
     Mesozoic                                    1,470              several
                                                                  kilometres

It is proposed to drill the well with a RB 2000 N slim-hole rig to a depth of at least 1,700m. (See Figure 2)

The drilling rig and associated equipment was shipped to Port Moresby and then transported by coastal barge up the Purari River to the "Purari River Base Camp". It was then mobilised by helicopter to the drill site by Hevilift PNG Limited using a Russian Mil 8 MTV helicopter. A Bell 206 Longranger helicopter is being used to maintain drilling supplies and spare parts, and is also available to transport personnel and for emergency medical evacuations

The drilling program has been submitted to the PNG Department of Petroleum & Energy for approval and has been designed to meet all government and normal industry safety standards.

The cost of the well was estimated at approximately US$ 1,565,000, but this is likely to be increased due technical drilling problems which have been encountered to date. .

5        OPINION

We have reviewed the data available to us and satisfied ourselves as to the following:

-        The licences are in good standing.

- We have reviewed the geology and the Licence has genuine potential for the discovery of oil or gas in commercial quantities and that the proposed well is technically justified.

- We have reviewed the proposed drilling program and consider it is technically sound and the cost estimates are reasonable and no specific recommendations for variations to this program are necessary.

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-        None of the licences in which InterOil holds an interest contains identified reserves of oil or gas which justify specific reporting on at this time.

- The proposed operations involve technical risks normal in the industry and it cannot be guaranteed either that the proposed well will be successful in finding an commercial deposit of oil or gas or that the drilling operations will be trouble-free.

6   DECLARATIONS

6.1 QUALIFICATIONS

RobSearch Australia Pty Limited (previously named Robertson Research (Australia) Pty Limited) has been established for over thirty years and is one of the longest-standing integrated independent natural resource consulting firms in Australia.

The core activities of RobSearch are in petroleum, minerals and coal exploration arid development, including reserve assessment and production planning. The company has extensive experience in valuation of reserves and other assets on behalf of many international oil and mineral companies and financial institutions, and is licensed by the Australian Securities & Investments Commission to provide Expert Reports under the Corporations Law.

This report has been prepared for RobSearch by Mr. J. M. Blumer whose qualifications and experience are set out below.

JOHN BLUMER - Managing Director, RobSearch Australia

B. Gen Sc., MAAPG, FAusIMM (CP Geo), MMICA, MAIG, MGSA, MPESA

John Blumer is one of Australia's most experienced petroleum consultants, with some thirty years of experience in the Australasian and international oil exploration industry. He formed his own consulting firm in 1975, and became a major shareholder and Director of RobSearch Australia in 1990. He is specifically responsible for all petroleum related activities of the company, specialising in exploration management, valuation of exploration and production interests and the preparation of statutory reports. He sits on the VALMIN Committee of the AusIMM, advising the Australian Stock Exchange and the Australian Securities Commission with respect to mineral valuation issues, and is past-President of the Earth Resources Foundation of the University of Sydney.

Mr Blumer has extensive personal experience in petroleum exploration in PNG, including exploration drilling in the vicinity of the area of operations of InterOil.

6.2      INDEPENDENCE

RobSearch Australia Pty Limited, Mr. J. M. Blumer and Mr A. Wheatly have no pecuniary or professional interests which could

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reasonably be regarded in any way as affecting their abilities to report impartially on the petroleum exploration interests of InterOil.

6.3      PURPOSE OF THE REPORT

This report has been prepared solely for InterOil for the purposes set out above and may not be relied on for any other purpose.

6.4      CONFORMITY

This report has been prepared in conformity with the requirements of the VALMIN Code of the Australasian Institute of Mining & Metallurgy and the signatory is bound by the authority of the Ethics Committee of the AusIMM.

For and on behalf of
RobSearch Australia Pty. Limited

/s/ John M. Blumer [MEMBER MINERAL INDUSTRY CONSULTANTS ASSOCIATION STAMP]

JOHN M. BLUMER B Gen sc, MAAPG, FAusIMM (CP) , MMICA, MAIG, MGSA, MPESA Managing Director

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                                 [LOCATION MAP]

Figure 1 Location Map

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                           [FIGURE 2 WELL PROGNOSIS]

Figure 2 Well Prognosis

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